UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2012

OR

☐                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                                to

Commission File No. 001-11444

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS

MAGNA INTERNATIONAL INC.

337 Magna Drive

Aurora, Ontario, Canada L4G 7K1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE MAGNA GROUP OF COMPANIES RETIREMENT SAVINGS PLANS by MAGNA INTERNATIONAL INC. in its capacity as Plan Administrator

/s/ “Marc Neeb”
By:	Marc Neeb

Title:	Executive Vice-President, Global Human Resources

/s/ “Robert Cecutti”
By:	Robert Cecutti

Title:	Controller

Date: June 21, 2013

SUMMARY TABLE OF CONTENTS

Appendix 1	The Magna Group of Companies Retirement Savings Plans Audited Financial Statements as of December 31, 2012 and 2011

Exhibit

23.1	Consent of Independent Registered Public Accounting Firm - BDO USA, LLP

Appendix 1

The Magna Group of Companies Retirement Savings Plans

Financial Statement

Years Ended December 31, 2012 and 2011

The Magna Group of Companies Retirement Savings

Report of Independent Registered Public Accounting Firm

To the Pension and Retirement Savings Committee of

   The Magna Group of Companies

   Retirement Savings Plans

Aurora, Ontario, Canada

We have audited the accompanying statements of net assets available for benefits of The Magna Group of Companies Retirement Savings Plans (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Assets (Held at End of Year), Reportable Transactions and Delinquent Participant Contributions as of and for the year ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The information presented in the Schedule of Reportable Transactions does not disclose the historical cost of certain sales transactions and the related gain or loss. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/BDO USA, LLP

Grand Rapids, Michigan

June 21, 2013

The Magna Group of Companies Retirement Savings Plans

Statements of Net Assets Available for Benefits

December 31,	2012	2011

Assets

Investments, at fair value
Guaranteed investment contracts (Note 5)	$133,961,765	$126,118,931
Pooled separate accounts	446,457,553	370,929,557
Employer securities (Note 4)	177,363,322	116,217,410
Mutual funds	73,529,357	64,247,823
Life insurance policies	48,819	45,684

Total investments	831,360,816	677,559,405

Receivables
Employer	32,656,608	24,831,539
Participants	155,122	116,830
Notes receivable from participants	26,731,334	23,702,741

Total receivables	59,543,064	48,651,110

Net Assets Reflecting All Investments, at Fair Value	890,903,880	726,210,515

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	1,685,205	(130,183)

Net Assets Available for Benefits	$892,589,085	$726,080,332

See accompanying notes to financial statements.

The Magna Group of Companies Retirement Savings Plans

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2012	2011

Additions
Investment income
Interest and dividends	$7,178,442	$7,032,629
Net appreciation in fair value of investments (Note 3)	123,143,541	—
Contributions
Employer	45,134,529	35,926,858
Participants	46,914,764	41,935,620
Interest from notes receivable from participants	1,267,781	1,231,556

Total Additions	223,639,057	86,126,663

Deductions
Net depreciation in fair value of investments (Note 3)	—	65,329,274
Benefits paid to terminated employees	43,279,904	37,321,124
Benefits paid to participating employees	25,243,464	18,697,644
Loan expenses and other fees	342,410	299,075

Total Deductions	68,865,778	121,647,117

Net increase (decrease)	154,773,279	(35,520,454)

Net transfers from (to) other plans (Note 8)	11,735,474	(5,870,062)

Net Assets Available for Benefits, beginning of year	726,080,332	767,470,848

Net Assets Available for Benefits, end of year	$892,589,085	$726,080,332

See accompanying notes to financial statements.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

1.              Description of the Plan

The following description of The Magna Group of Companies Retirement Savings Plans (the “Plan”) provides only general information. Participants should refer to the restated Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

Certain employees of Magna International of America, Inc. (the “Primary Employer”) and other participating subsidiaries and affiliates of the Primary Employer (collectively the “Employer”) are eligible to participate in the Plan.

The Plan was established by the Primary Employer as the Magna International of America 401(k) Plan on August 1, 1992. The Primary Employer restated the Plan’s terms, provisions and conditions effective January 1, 2011.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan agreement provides that the Plan may invest in Common Stock of Magna International Inc. (“Magna”), the parent company of the Primary Employer.

The Plan is administered by Magna and individuals (Trustees) appointed by the Board of Directors of Magna. Principal Trust Company (“Principal”) is the appointed Trustee of the Plan.

401(k) Eligibility

An employee is eligible to participate on the first day of employment, and shall be eligible for matching contributions on the first day of the month following six months of service and attainment of 18 years of age.

Deferred Profit Sharing Eligibility

An employee is eligible to receive profit sharing contributions if the employee is employed at a participating employer on the last day of the Plan year and the employee has completed 1,000 hours of service in the Plan year.

Contributions

The 401(k) portion of the Plan is funded by contributions from employees who may elect to contribute from 1% to 50% of wages, as defined, subject to the maximum amount permitted under the Internal Revenue Code (the “Code”). The Employer may make a discretionary matching contribution. For the 2012 and 2011 plan year, the employer matching contribution was 50% of the first 6% of base earnings contributed by a participant. Employees may also defer 1% to 100% of their bonus for a given year, which is not eligible for a matching contribution by the Employer.

Employees are automatically enrolled after a 60-day opt out period. The Employer withholds an amount equal to 3% of employee compensation (other than bonus pay), until such time as the employee changes or stops the contribution.  Participants in the Plan may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Effective January 1, 2013, the new hire automatic enrollment percentage increased to 6% of employee compensation (other than bonus pay) for non-union employees hired or rehired after January 1, 2013. New hire employees covered under a collective bargaining agreement, will be automatically enrolled at 3%.  Additionally, participants who were enrolled and contributing prior to December 31, 2012 will be automatically increased to a 3% deferral percentage if the participant is contributing at a rate that is less than 3%, until such time as the employee changes or stops the contribution.  An automatic increase feature will be effective January 1, 2014 in which the contribution percentage will be increased by 1% per year up to a maximum contribution percentage of 6% for participants making a contribution of less than 6% as of December 31, 2013, unless the employee changes or stops the contribution. The automatic increase does not apply to employees who are covered by a collective bargaining agreement.

The deferred profit sharing portion of the Plan is a non-contributory, defined contribution plan funded by discretionary Employer contributions as determined under the provisions of the Plan, which are generally based on years of service and consolidated profits as determined by the Employer. The allocation to a minimum percentage of participating employee base earnings was suspended for existing employees, with the exception of employees covered under a collective bargaining agreement, which specified a minimum contribution formula.

Anyone classified as a new employee through the deferred profit sharing portion of the Plan, on or after August 1, 2009 will no longer be eligible to receive allocation to a minimum percentage of participating employee base earnings.

Participant Accounts

Individual participant accounts are maintained by Principal and are credited with employee contributions, Employer contributions, and Plan earnings in the case of the 401(k) portion of the Plan and allocations of Employer contributions, Plan earnings, and forfeitures of former participants’ non-vested amounts in the case of the deferred profit sharing portion of the Plan. Allocations of contributions and forfeitures in the deferred profit sharing portion of the Plan are based upon compensation and years of service, as defined, while allocations of earnings are recognized by changes in the unit value. Such accounts are valued periodically in accordance with the provisions of the Plan.

Vesting

Vesting for the deferred profit sharing portion of the Plan occurs on the following schedule:

Number of full years of service	Vested Percentage

Less than 1	0%
1	30
2	40
3	60
4	80
5 and after	100

Notwithstanding the foregoing, all amounts allocated or re-allocated to a participant shall vest irrevocably to that participant not later than five years after the end of the Plan year in which the amounts are allocated or re-allocated unless the participant has ceased before that time to be an

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

employee. Immediate full vesting also occurs upon a participant’s death, total and permanent disability, permanent layoff, or attainment of normal retirement age of 60.

For the 401(k) portion of the Plan, participants are 100% vested immediately in Employer and employee contributions and allocated earnings thereon.

Forfeitures

For the deferred profit sharing portion of the Plan, the non-vested portion of a terminated participant’s account balance is allocated to other Plan participants after the former participant has five consecutive one-year service breaks. During 2012, allocated forfeitures were $2,559,692 and unallocated forfeitures as of December 31, 2012 were $532,955. During 2011, allocated forfeitures were $901,166 and unallocated forfeitures as of December 31, 2011 were $246,040.

Plan Benefits

For the deferred profit sharing portion of the Plan, participants are eligible to receive vested benefits based upon the most recent valuation of their account upon termination of service with the Employer. Under certain provisions of the Plan, a percentage of vested benefits may also be distributed after 10 continuous years of service and/or upon reaching age 55. Distributions of Plan benefits are made to eligible participants in one lump-sum payment. Only vested balances of a participant’s profit sharing contribution account as of December 31, 2007 are eligible for in-service withdrawals.

For the 401(k) portion of the Plan, upon retirement, death, disability or termination of service, benefits will be paid in the form of a lump-sum distribution. Certain other withdrawals are permitted in the event of financial hardship, as defined in the Plan agreement.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding amounts related to the participant’s deferred profit sharing account. Participant note terms range from one to five years or up to 10 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at the then current prime plus 2% as determined by the Plan Administrator. Principal and interest is paid ratably through payroll deductions, not less frequently than quarterly. As of December 31, 2012 outstanding notes receivable had interest rates ranging from 4.25% to 10.25%.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan in whole or in part at any time subject to the provisions of ERISA. In the event the Plan is terminated, all participant accounts will become 100% vested and non-forfeitable.

Participant and Non-Participant Directed Investments

Participants may invest in Magna International Inc. Common Stock (Employer Securities). For the deferred profit sharing portion of the Plan, 4/7th of the annual profit sharing contribution, as defined, is invested in Employer Securities, referred to as the non-participant-directed portion of

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

the Plan. The remaining portion of the annual profit sharing contribution is directed by the employee and may include investments in Employer Securities. Participants with a minimum of 3 years of service or upon attainment of age 55 may diversify up to 100% of Employer Securities held in their account. Voting rights are all retained by the trustee per the direction of the Employer.

Administrative Expenses

The Employer administers the Plan. The Employer pays certain administrative expenses of the Plan and the Employer also provides certain administrative services, which have not been charged to the Plan. The amount of such expenses and cost of such services have not been determined. Certain administrative expenses not paid directly by the Employer may be paid from the Plan in accordance with ERISA provisions.

2.              Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Notes Receivable – Participant Loans

Participant loans are classified as notes receivable from participants, and are measured at the unpaid principal balance plus unpaid accrued interest. Defaulted loans, if any, are reclassified as distributions based upon the terms of the Plan Document.

Concentration of Investments

Included in investments at December 31, 2012 and 2011 are shares of the Employer’s securities amounting to $177,363,322 and $116,217,410, respectively. This investment represents 21% and 17% of total investments at December 31, 2012 and 2011, respectively. A significant decline in the market value of the Employer’s securities would significantly affect the net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncement

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs) (ASU 2011-04).  ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments are to be applied prospectively effective for annual periods beginning after December 15, 2011 and are included in the fair value disclosures in Note 3.

3.              Investments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

The following valuation methodologies were used to measure the fair value of the Plan’s investments:

Guaranteed Investment Contracts (GICs): Valued at fair value by the insurance company based on contract value minus early withdrawal charges for discontinuance as defined in the investment contracts. In determining the reasonableness of the methodology, Plan management evaluates a number of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Certain unobservable inputs are assessed through review of contract terms while others are substantiated utilizing available market data.  See Note 5 for additional information related to the GICs.

Pooled Separate Accounts (PSAs): Valued based on the underlying investments (i.e., common stock, mutual funds, short term securities). While the majority of the underlying assets values are based on quoted prices, the net asset value (NAV) of the pooled separate account is not publicly quoted. The NAV is reported by the fund managers as of the financial statement date based on recent transaction prices. With the exception of the U.S. Property Separate Account, the PSAs held by the Plan provide for daily redemptions by the Plan at reported NAV with no advance notice requirement. The Plan is permitted to redeem investment units at NAV on the measurement date.

On September 26, 2008, a contractual limitation was put into place on the Principal U.S. Property Separate Account. The limitation delayed the payment of most withdrawal requests, and was implemented to protect the interests of all investors in the separate account and to satisfy withdrawal requests over time among all those who request a withdrawal. Timing of pending withdrawal requests was dependent on the economic environment and its impact on the real estate markets. As such, it was not possible to determine a specific date when distributions would be made nor when requests would be fully satisfied. Distributions were made on a pro-rata basis to all investors subject to the limitation, regardless of when the distribution requests were submitted.  This limitation was removed on March 24, 2011.

Employer Securities: Valued at the closing price quoted on a recognized securities exchange on the last business day of the Plan year.

Mutual Funds: Valued at quoted market prices of shares held by the Plan.

Life Insurance Policies: Valued at the cash surrender value of the individual policies

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

The following tables set forth by level within the fair value hierarchy the Plan’s investments.

	Fair Value Measurements
December 31, 2012	Level 1	Level 2	Level 3	Total

Guaranteed investment contracts	$—	$—	$133,961,765	$133,961,765

Pooled separate accounts
Large U.S. equity	—	131,460,197	—	131,460,197
Small/mid U.S. equity	—	45,318,681	—	45,318,681
International equity	—	54,245,789	—	54,245,789
Balanced	—	135,126,683	—	135,126,683
Fixed income	—	78,720,832	—	78,720,832
Other	—	1,585,371	—	1,585,371

Total pooled separate accounts	—	446,457,553	—	446,457,553

Employer securities	177,363,322	—	—	177,363,322

Mutual funds
Large U.S. equity	14,985,742	—	—	14,985,742
Small/mid U.S. equity	37,880,884	—	—	37,880,884
International equity	3,544,708	—	—	3,544,708
Balanced	17,118,023	—	—	17,118,023

Total mutual funds	73,529,357	—	—	73,529,357

Life insurance policies	—	—	48,819	48,819

Investments, at fair value	$250,892,679	$446,457,553	$134,010,584	$831,360,816

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

	Fair Value Measurements
December 31, 2011	Level 1	Level 2	Level 3	Total

Guaranteed investment contracts	$—	$—	$126,118,931	$126,118,931

Pooled separate accounts
Large U.S. equity	—	115,558,374	—	115,558,374
Small/mid U.S. equity	—	39,759,811	—	39,759,811
International equity	—	47,619,143	—	47,619,143
Balanced	—	98,429,407	—	98,429,407
Fixed income	—	68,065,851	—	68,065,851
Other	—	1,496,971	—	1,496,971

Total pooled separate accounts	—	370,929,557	—	370,929,557

Employer securities	116,217,410	—	—	116,217,410

Mutual funds
Large U.S. equity	13,981,953	—	—	13,981,953
Small/mid U.S. equity	33,772,862	—	—	33,772,862
International equity	1,360,305	—	—	1,360,305
Balanced	15,132,703	—	—	15,132,703

Total mutual funds	64,247,823	—	—	64,247,823

Life insurance policies	—	—	45,684	45,684

Investments, at fair value	$180,465,233	$370,929,557	$126,164,615	$677,559,405

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Investments classified within Level 3 consist of guaranteed investment contracts, the Principal U.S. Property pooled separate account, and life insurance policies. The tables below set forth a summary of changes in the fair values of the Plan’s Level 3 investments for the years ended December 31, 2012 and 2011.

	Level 3 Investments
Year ended December 31, 2012	Guaranteed Investment Contracts	Life Insurance Policies

Balance, beginning of year	$126,118,931	$45,684
Unrealized gains (losses) relating to instruments still held at the reporting date	(1,815,388)	—
Interest credited	3,244,938	—
Purchases	48,354,511	3,135
Sales	(41,941,227)	—

Balance, end of year	$133,961,765	$48,819

	Level 3 Investments
Year ended December 31, 2011	Guaranteed Investment Contracts	Pooled Separate Account	Life Insurance Policies

Balance, beginning of year	$115,127,074	$18,693,368	$42,501
Realized gains (losses)	—	(833,330)	—
Unrealized gains (losses) relating to instruments still held at the reporting date	—	1,355,085	—
Interest credited	3,641,134	—	—
Purchases	46,235,335	769,197	3,183
Sales	(38,884,612)	(1,151,010)	—
Transfers out of Level 3**	—	(18,833,310)	—

Balance, end of year	$126,118,931	$—	$45,684

**Effective March 25, 2011, withdrawal restrictions in place on the Principal U.S. Property pooled separate account were lifted, and the Plan was subsequently permitted to redeem investment units at NAV on the measurement date.  As a result, effective March 25, 2011, $18,833,310 was transferred from Level 3 to Level 2 investments.

Unrealized gains/(losses) from the guaranteed investment contract are not included in the Statement of Changes in Net Assets Available for benefits as the contract is recorded at contract value for purposes of the Net Assets Available for Benefits.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Quantitative Information about Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table represents the Plan’s level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of those inputs:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Values	Average Yield
Guaranteed Investment Contract	$133,961,765	Discontinuance (Surrender Value)	Contract Duration US Treasury Rate+ 1.50% Guaranteed Interest Rate	.25 years - 4.0 years 1.64% - 2.0315% .05% - 3.35%	2.48%

During 2012 and 2011, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Year ended December 31,	2012	2011

Pooled Separate Accounts	55,629,203	(2,225,224)
Employer Securities	58,300,493	(65,088,163)
Mutual Funds	9,210,710	1,980,930
Life Insurance Policies	3,135	3,183

	$123,143,541	$(65,329,274)

The fair value of investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

December 31,	2012	2011

Guaranteed Fixed Income Option Fund	$133,961,765	$126,118,931
Magna International Inc. Common Stock	177,363,322	116,217,410
Principal Life Insurance Company:
Large Cap S&P 500 Index Separate Account	74,168,019	65,000,484
Diversified International Separate Account	54,245,789	47,619,143
LifeTime 2030 Separate Account	44,729,039	—
Bond and Mortgage Separate Account	53,696,374	45,479,573

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

4.              Non-Participant-Directed Investments

The Magna International Inc. Common Stock includes both participant and non-participant-directed investments, which are co-mingled. Substantially all contributions and associated appreciation (depreciation), income and dividends are non-participant-directed until amounts are available for transfer as described in the Plan agreement. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits for non-participant-directed investments is as follows:

December 31,	2012	2011

Magna International Inc. Common Stock	$177,363,322	$116,217,410

Net Assets Available for Benefits	$177,363,322	$116,217,410

Year ended December 31,	2012	2011

Changes in Net Assets Available For Benefits
Dividend income	$3,353,255	$2,963,990
Net appreciation (depreciation) in fair value of investments	58,300,493	(65,088,163)
Employer contributions	14,952,629	10,399,648
Participant contributions	1,802,092	2,054,698
Net inter-fund transfers	(6,973,711)	(2,625,981)
Distributions to terminated employees	(8,753,921)	(6,666,129)
Distributions to participating employees	(1,534,925)	(3,634,166)

Increase (Decrease) in Net Assets Available for Benefits	$61,145,912	$(62,596,103)

5.              Guaranteed Investment Contracts

The Plan invests in the Guaranteed Fixed Income Option Fund Contract (GFIO), a guaranteed investment contract. The GFIO is a benefit responsive contract entered into with Principal Life Insurance Company (Principal). Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

The GFIO is valued at fair value for presentation in the Plan’s assets and is then adjusted to contract value in the statement of net assets available for benefits. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is that amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Certain events that may limit the ability of the Plan to transact at contract value are not probable of occurring.

The fair value of the GFIO represents contract value adjusted to reflect current market interest rates only to the extent such market rates exceed crediting interest rates.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is a blended rate determined using a dollar-weighted average of all the

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

Guaranteed Interest Rates of the Guaranteed Interest Funds under this contract. Under the terms of the existing contract, the interest rate can be reset on an annual or semiannual basis. The GFIO is a single group annuity contract with a fixed rate of interest. The average yield earned by the plan and credited to participants was 2.48% and 3.00% during 2012 and 2011, respectively.

6.              Related Party Transactions

Certain Plan investments are shares of guaranteed investment contracts, pooled separate accounts and mutual funds managed by Principal. Principal is the trustee as defined by the Plan and qualifies as a party-in-interest. The Plan also invests in the stock of the Employer.

7.              Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 4, 2012 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan document has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

8.              Plan Transfers

Effective January 1, 2011, the employees of Magna E-Car Systems of America, Inc. and Magna E-Car USA LP Limited Partnership were no longer eligible to contribute to the Plan, and the employees were transferred to an affiliated Plan.  As a result of the spin off, there was a transfer of $5,870,062 in plan assets from the Plan to Magna E-Car Systems, Inc. Retirement Savings Plan on January 31, 2011.

Effective November 1, 2012, Magna Car Top Systems of America, Inc. (CTS) became a participating Employer in the Plan and the Magna Car Top Systems of America, Inc. 401(k) Plan (CTS Plan) was merged into the Plan.  As a result, there was a transfer of $2,464,668 from the CTS Plan to the Plan on November 2, 2012.

Effective November 15, 2012, the employees of Magna E-Car Systems of America, Inc. and Magna E-Car USA LP Limited Partnership became eligible to participate in the Plan, and the Magna E-Car Systems, Inc. Retirement Savings Plan (E-Car Plan) was merged into the Plan, resulting in a transfer of $9,270,806 from the E-Car Plan to the Plan on November 15, 2012.

The Magna Group of Companies Retirement Savings Plans

Notes to Financial Statements

9.              Delinquent Participant Contributions

The Employer failed to remit certain employee deferrals and loan repayments to the Plan in a timely manner according to DOL regulations during 2012 and 2011 aggregating $993,082 and $229,594, respectively.  The Employer is in the process of calculating lost earnings and depositing the lost earnings into the Plan in 2012.  The Employer has calculated lost earnings and deposited the lost earnings into the Plan for 2011.

10.       Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

December 31,	2012	2011

Net assets available for benefits per the financial statements	$892,589,085	$726,080,332
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,685,205)	130,183
Benefits payable to participants	(1,317,085)	(690,678)

Net Assets Available for Benefits per the Form 5500	$889,586,795	$725,519,837

The following is a reconciliation of the net increase (decrease) in net assets per the financial statements to total income (loss) per the Form 5500:

Year ended December 31,	2012	2011

Net increase (decrease) per the financial statements	$154,773,279	$(35,520,454)
2012 adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,685,205)	—
2011 adjustment from fair value to contract value for fully benefit-responsive investment contracts	(130,183)	130,183
2010 adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	1,446,907
Benefits payable to participants - end of year	(1,317,085)	(690,678)
Benefits payable to participants - prior year	690,678	676,055

Total Income (Loss) per the Form 5500	$152,331,484	$(33,957,987)

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN:  98-0095901

Plan Number:  002

December 31, 2012

(a)	Identity of Issuer, Borrower, Lessor or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)		Cost (d)	Current Value (e)

	Guaranteed Investment Contracts with Principal Life Insurance Company:
*	Guaranteed Fixed Income Option	10,058,490	units	**	$133,961,765

	Pooled Separate Accounts:
	Principal Life Insurance Company:
*	U.S. Property Separate Account	35,499	units	**	25,024,458
*	Bond and Mortgage Separate Account	44,019	units	**	53,696,374
*	Large Cap S&P 500 Index Separate Account	1,144,121	units	**	74,168,019
*	Equity Income Separate Account	1,866,321	units	**	31,415,529
*	Large-Cap Growth I Separate Account	1,971,840	units	**	25,876,649
*	Small-Cap S&P 600 Index Separate Account	997,185	units	**	30,130,633
*	LifeTime Strategic Income Separate Account	223,931	units	**	3,934,703
*	LifeTime 2010 Separate Account	705,516	units	**	12,813,753
*	LifeTime 2020 Separate Account	2,233,225	units	**	42,193,338
*	LifeTime 2030 Separate Account	2,407,342	units	**	44,729,039
*	LifeTime 2040 Separate Account	1,260,117	units	**	23,372,796
*	LifeTime 2050 Separate Account	453,572	units	**	8,083,054
*	Mid Cap S&P 400 Index Separate Account	507,862	units	**	15,188,048
*	Diversified International Separate Account	808,666	units	**	54,245,789
*	Principal Financial Group, Inc. Stock Separate Account	86,889	units	**	1,585,371

	Total Pooled Separate Accounts				446,457,553

	Employer Securities:
*	Magna International Inc.	3,545,848 Common Stock		172,964,958	177,363,322

	Mutual Funds:
	Munder Midcap Core Growth Y Fund	571,074	shares	**	18,702,683
	Delaware Small-Cap Value I Fund	194,148	shares	**	8,233,807
	T. Rowe Price Capital Appreciation Fund	769,349	shares	**	17,118,023
	Eagle Small-Cap Growth R5 Fund	249,473	shares	**	10,944,394
	Vanguard Prime Cap Admiral Fund	207,933	shares	**	14,985,742
	Oppenheimer Developing Markets Y Fund	101,626	shares	**	3,544,708

	Total Mutual Funds				73,529,357

	Northwestern Mutual Life Insurance Company	Life insurance policies			48,819

*	Notes Receivable from Participants	Maturing at various dates at interest rates ranging from (4.25% to 10.25%)			26,731,334

	Total Investments per Form 5500				$858,092,150

*	A party in interest as defined by ERISA.
**	The cost of participant-directed investments is not required to be disclosed.

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4j - Schedule of Reportable Transactions

EIN:  98-0095901

Plan Number:  002

Year ended December 31, 2012

Identity of Party Involved (a)	Description of Asset (number of transactions) (b)	Purchase Price (c)	Selling Price (d)	Lease Rental (e)	Expense Incurred With Transaction (f)	Cost of Asset (g)	Current Value of Asset on Transaction Date (h)	Net Gain or (Loss) (i)

Magna International Inc.
Common Stock
Purchase	1,026	$38,744,915	$—	N/A	N/A	$38,744,915	$38,744,915	$—
Sale	1,464	—	35,885,456	N/A	N/A	***	35,885,456	***

NOTES:

(1)                Magna International Inc. is a party-in-interest as defined by ERISA.

(2)                The commissions and fees related to purchases and sales of investments are included in the cost of investments or proceeds from the sales and are not separately identified by the Trustee.

(3)                Category (iii) - Series of transactions involving securities of the same issue which, when aggregated, involve an amount in excess of 5% of the current value of plan assets.  There were no category (i), (ii), or (iv) reportable transactions.

***Historical cost information not available.

The Magna Group of Companies Retirement Savings Plans

Schedule H, Line 4a - Schedule of Delinquent Participant

EIN:  98-0095901

Plan Number:  002

December 31, 2012

Participant	Totals that Constitute Non-Exempt Prohibited Transactions
Contributions Transferred Late to the Plan (including loan repayments)	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

2012 Contributions	$993,082	$—	$—	$—

2011 Contributions	—	229,594	—	—

* Voluntary Fiduciary Correction Program (DOL)